

Mail Stop 3561

April 7, 2017

<u>Via E-mail</u>
Mr. Andrew North
Chief Financial Officer
The Gymboree Corporation
500 Howard Street
San Francisco, CA 94105

>   **Re: The Gymboree Corporation**
>   **Form 10-K for Transition Period Ended July 30, 2016**
>   **Filed October 28, 2016**
>   **Response dated April 5, 2017**
>   **File No. 000-21250**

Dear Mr. North:

    We have reviewed your April 5, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2017 letter.

Form 10-K for Transition Period Ended July 30, 2016

Management's Discussion and Analysis
Earnings Before Interest, Taxes, Depreciation and Amortization (Non-GAAP measure), page 29

1.   We read your response to comment 1. You believe Adjusted EBITDA provides investors with important information in evaluating the Company under the agreements governing its indebtedness. Please disclose the material terms in which this measure is used in the indenture for the 9.125% senior notes. For the debt covenants referenced in your response related to other indebtedness, please disclose for each period presented the actual computations, along with other information relevant to understanding the Adjusted EBITDA amounts presented. Please also disclose the amounts or limits required for

compliance with each covenant. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.09.

You may contact James Giugliano at (202) 551-3319, or me at (202) 551-3769, with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining